MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Years Ended November 30, 2022 and 2021

INTRODUCTION

The following information, prepared as of March 30, 2023, should be read in conjunction with the audited consolidated financial statements of Plymouth Rock Technologies Inc. ("the Company" or "Plymouth Rock" or "PRT") for the year ended November 30, 2022 as well as the audited consolidated financial statements of the Company for the year ended November 30, 2021 ("Financial Statements"); including the notes thereto. The Financial Statements and financial data contained in this discussion and analysis are presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar.

The following discussion and analysis provide information that management believes is relevant to the assessment and understanding of the Company's results of operations and financial condition. Certain statements herein contain forward-looking statements relating to the operations or to the environment in which we operate, which are based on our operations, forecasts, and projections. Forward-looking statements are not guaranteed of future performance.  They involve risks, uncertainties and assumptions; and actual results may differ materially from those anticipated in these forward-looking statements. The risks include those outlined under the "Risk Factors" section of this management discussion and analysis ("MD&A") and elsewhere in the Company's public disclosure documents. Included in the risk factors is the public health crisis caused by the pandemic, COVID-19 which caused disruptions in global supply chain, business operations and financial markets. As of report date, the crisis has not altered the ability of the Company to progress and test its technologies.

BUSINESS OVERVIEW AND OVERALL PERFORMANCE

The Company was incorporated under the Business Corporations Act of British Columbia on October 17, 2011.  The head office, principal address and registered and records office of the Company are located at
700 - 1199 West Hastings Street, Vancouver, B.C., V6E 3T5.

The Company's common shares are listed on the CSE under the symbol "PRT", on the Frankfurt Stock Exchange under the Symbol: 4XA, WKN# - A2N8RH and on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

The Company's principal business activity through its subsidiary, Plymouth Rock USA ("PRT USA") is developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and Unmanned Aerial System ("UAS") technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

On January 28, 2021, the Company supplied its first Unmanned Aerial Vehicle ("UAV") to the United Nations ("UN") aspart of the United Nations Assistance Mission in Somalia ("UNSOM") under the United Nations Environment Program ("UNEP") for a tree-reseeding mission (See DEVELOPING TECHNOLOGIES).

On February 10, 2021, during UNSOM, a PRT drone broke the existing beyond visual line of sight ("BVLOS") drone delivery record, and also is believed to have set an additional new record for complete 'round trip' autonomous delivery capability. UN observers and aviation officials that monitor scheduled UN flights have agreed to supply the recorded flight data and witness statements required for the official recognition by adjudicators of Guinness World Records. To date the Company had not received this recognition.

On March 26, 2021, the Company incorporated a subsidiary in United Kingdom, Plymouth Rock Technologies UK Limited ("PRT UK"). The purpose of PRT UK is to augment the Company's existing research and development ("R&D") of the X-1 and X-V for the US and EMEA markets. Many of the UK consultants of the Company  have since become direct employees as the Company expands its operations globally.

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Effective February 1, 2021, Dr. Gianluca De Novi was appointed to VP of Engineering. Dr. De Novi is a Harvard Faculty member, Director of the Medical Device and Simulation Laboratory at the Imaging Department of the Massachusetts General Brigham Hospital and CEO at XSurgical Robotics. Dr. De Novi, was formerly a Scientific Advisor and then transitioned to VP of Engineering when the Company began accelerating the market deployment of its shoe scanner and CODA-1 threat detection systems.

On September 2, 2021, the Company sold custom drones to Survey-AR to deliver a drone swarm test capability. The project will assess an autonomous drone swarm system to optimize weather and air quality monitoring in atmospheric boundary layer environments with particular importance in urban and industrial areas.

On September 9, 2021, the Company completed the qualification for ISO 9001:2015 and became accredited under certificate 377662021. ISO is one of the most rigorous and well-regarded standards in the world. The implementation and application of ISO reinforces our Company's focus on creating products and services, measured against global benchmarks of industry excellence.

On February 9, 2022, the Company secured a contract for Large, Long-range Unmanned Aircraft Systems to be used for BVLOS operations. The end use for the aircraft is for long range natural resource monitoring. Initial deliveries took place in April 2022. The UAS were based on the PRT XV-L platform, with several 'client-specified' modifications. These large all-environment UAS were designed to be deployed for land and maritime operations at BVLOS distances, capable of operating for up to 7 hours. These were installed with the latest SATCOM (Satellite Communication) technologies, alongside enhanced military grade COFDM (Coded Orthogonal Frequency-Division Multiplexing) communications technologies for secure, high-quality data feeds for sub sixty-mile communication scenarios. The total value for this order was £175,454.58 ($301,430.97) with an additional 20% in VAT, bringing the total to £ 210,545.50 ($361,717.17). Final payment for the order was received on April 12, 2022.

On February 16, 2022, Plymouth Rock received an order for an UAS for BVLOS operations. The purpose of this was to acquire a UAS for assessment in conjunction with The UK National Police Air Service (NPAS), which provides air support to 46 police forces, who are leading the Home Office funded research to "better understand the capabilities that Beyond Visual Line of Sight (BVLOS) drones may provide to police aviation in the future". The total value for this order was £49,500.00 ($85,269), with an additional 20% in VAT, bringing the total to £59,400.00 ($102,322). Full payment for the order was received by the company on April 4, 2022. The XV-H remains a PRT asset and remains at the Company's Norfolk facility, of which Norfolk Constabulary have access to in order to perform assessments as and when required.

On February 22, 2022 Plymouth was awarded a cooperative research and development agreement ("CRADA") for its SS1 Shoe Scanner system by the US department of homeland security. A CRADA is a written agreement that facilitates R&D collaboration between one or more federal laboratories and one or more non-federal entities.

On March 8, 2022, Plymouth joined the Naval Aviation Systems Consortium ("NASC"). NASC was formed to support the technology needs of the Naval Air Warfare Centers ("NAWCs") and the Naval Air Systems Command ("NAVAIR") using Other Transaction ("OT") Authority. NASC is an agile, collaborative, and enduring enterprise with world-class capabilities that provides the Navy with broad reach, robust competition and a comprehensive range of technology solutions. Through its unique structure, consortium members are able to work with the Government to identify opportunities, target their technology offerings, expand into new markets and grow their businesses.

On March 8, 2022, the Company launched a new, customer focused website. The site was designed to offer a more user-friendly experience with improved navigation and functionality while allowing visitors to see our full fleet of UAS. Created with simplicity and usability in mind, the site includes many new features to help users quickly and easily identify the product they need, whilst providing specification downloads and videos of our UAS.

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On March 31, 2022 the British Columbia Securities Commission ("BCSC") issued a temporary management cease trade order ("MCTO") under National Policy 12-203 Management Cease Trade Orders, made at the request of the Company. This MCTO (citation: 2022 BCSECOM 103) prohibited the Company's insiders from trading in the securities of the Company until such time as the annual audited financial statements for the year ended November 30, 2021, the management's discussion and analysis, and the related Chief Executive Officer and Chief Financial Officer certificates ("the Required Filings") and all continuous disclosure requirements have been filed by the Company, and the MCTO has been lifted. The Company's inability to file the Required Filings before the required March 30, 2022 filing deadline is a result of Covid-19 related and other delays in obtaining information with respect to a U.K. subsidiary acquired during the fiscal period. The Company has applied for, and has been granted a MCTO by the BCSC.

On May 13, 2022, the Company filed the Required Filings and the BCSC lifted the MCTO on May 16, 2022.

On June 15, 2022, the Company shipped a total of 16 production units at a value of $3,107 (US$2,450) each under a subcontract to Electro Enterprises Inc., an authorized Boeing re-seller. The units are "Liquid Cooled High Power Loads" and are used on the US Army Phased Array Tracking Radar to Intercept of Target (PATRIOT) Advanced Capability - 3 (PAC -3) Program. The PATRIOT Advanced Capability - 3 (PAC-3) is the Army's premier guided air and missile defense (AMD) system providing highly reactive hit-to-kill capability in both range and altitude while operating in all environments.

Business Acquisition

On June 4, 2021, the Company signed a definitive acquisition agreement outlining the terms and conditions with respect to an acquisition of Tetra Drones Ltd. ("Tetra Drones" or "Tetra"), an arm's length, privately held, UK-based company a developer of custom-made, high-performance and niche UAS. The acquisition of Tetra provides Plymouth with a U.K. based production and sales team with a record of success.

The Company acquired all of the then issued and outstanding shares of Tetra Drones. Tetra Drones has issued and outstanding share capital of 100 ordinary shares held by the sole Shareholder, Mr. Ben Pickard.

Pursuant to the share purchase agreement, the Company acquired Tetra for the sum of £350,000  ($581,367 CAD), payable on an installment basis as follows:

  £35,000 ($60,021 CAD) within 7 days after the execution and delivery of the definitive agreement by all parties, paid on June 12, 2021;
  £35,000 ($60,479 CAD) within 21 days of the initial payment as described in instalment 1 above, paid on July 9, 2021;
  £140,000 ($236,411 CAD) within 120 days of the second instalment as described above, paid on November 8, 2021 ("the third payment"); and
  £140,000 ($222,771 CAD) within 120 days of the third payment, this was forgiven in return of the full release of the leased vehicle and allowing the former sole shareholder of Tetra to continue working within the industry.

As a result of the acquisition, the Company now owns all outstanding shares of Tetra and will assume Tetra's existing liabilities. The principal owner of Tetra became part of the Company's management and shall be paid a monthly salary along with bonus shares or other equity instruments at the discretion of the board. All expenses related to the transaction were paid by the Company.

The fair value of net liabilities of Tetra amounted to $77,412 as at the date of acquisition. The Company applied the optional concentration test permitted under IFRS 3 to the acquisition which resulted in the acquired assets being accounted for as an asset acquisition. As such the purchase price was allocated to the identifiable assets and liabilities based on their fair values at the date of acquisition.

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During the period ended November 30, 2022, Mr. Pickard, the former sole shareholder of Tetra resigned from the Company. In exchange for the Company allowing Mr. Pickard to continue working within the industry and providing a full release of the leased vehicle, Mr. Pickard forgave the outstanding balance of £140,000 ($222,771) which was part of the consideration for acquiring Tetra. As of the date of release, the Company has no liabilities for this vehicle.

DEVELOPING TECHNOLOGIES

The Company's core technologies have changed to include: (1) X1 and XV Unmanned Aerial Systems and (2) MiRIAD - Millimeter Remote Imaging from Airborne Drone.

The Wi-Ti, SS-1 Shoescanner and CODA threat detection radar technology development have been put on hold so the Company can concentrate on the above related products.

The Company operates a small Aerospace & Defense component business, Aerowave, that was acquired in 2019. This design and manufacturing business is based in Plymouth MA USA. It supplies components to the US government, scientific communities and commercial businesses.

X1 and XV Unmanned Aerial Systems Updates

The X1 is a purpose built coaxial multirotor UAS designed with the direct input of law enforcement, intelligence agencies, military, and rescue services. Using co-axial heavy lift motors, the X1 improves performance over traditional co-axial propeller designs and increases motor torque by 40%, delivering powerful propulsion and high power to weight capability.

As at the year ended November 30, 2022, X1 demonstration units have been sold to customers for various applications such as oil and natural gas pipeline inspection/security and agriculture/environmental missions.

The XV is a fixed-wing UAS platform with the added capability of vertical take-off and landing. This unique capability allows operators to extend their operational range while removing the requirement for a large runway. The XV can launch from an area as small as 8 square meters fully autonomously and operate for up to 7 hours.

We are also currently developing XMR - a 'super-heavy-lift' UAS for Military, Casualty / Medical Evacuation, and Cargo Transportation. The XMR is classified as a 'super heavy lift' UAS due to its capability of lifting up to 330 lbs. making it ideal solution for tasks that require higher than normal payloads. The Company expects to complete initial flight tests in Q3 2023.

On October 15, 2019, the Company announced the launch of the X1 to address the global requirement for a multi-role, state-of-the-art aerial platform. As of the end of November 2022, the X1 was starting its low-rate demonstration phase. Currently, the Company is procuring materials to begin production of additional demonstration units. X1 systems will be manufactured for various applications and targeted customers.

On May 6, 2020, the Company announced that it has received permission to operate drone platforms in UK airspace, the Permission for Commercial Operations from the UK Civil Aviation Authority, to operate small unmanned aircraft and small unmanned surveillance aircraft. The Company can now utilize its X1 platform for commercial operations, allowing our operators to demonstrate threat detection and surveillance in civilian airspace to both clients and potential partners. This also enables the Company to offer technical reconnaissance and non-destructive testing services for both civil and military applications.

On May 14, 2020, the Company announced that the X1 platform would be used in a series of airborne tests for the UK National Health Service (NHS) for emergency apparatus delivery. This will involve several test scenarios, that if successful will lead to on-scene delivery of defibrillators and other critical trauma assistance technologies.

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On June 10, 2020, the Company announced that it had signed a Letter of Intent with SDS Group Australia Pty Ltd., a leading provider of best of breed products and equipment to the Australian security and defense securities, to position X1 for procurement-focused evaluations following initial consultation with members of the Australian Government. The focus of the partnership is primarily centered around the need for the early detection and identification of remote wildfires.

On July 16, 2020, the Company began a strategic alliance with Hummingbird Drones' Fire AI division for wildfire analysis from the Company's X1 and XV platforms, to get analytics to the fire fighters as close to real time as possible. Hummingbird Drones is an infrared service provider in Canada, and their Fire AI data analytics service has been used as a hotspot detection platform for wildfires for since 2017.

On August 25, 2020, the Company announced that it signed a re-seller and purchase agreement with Michigan-based Trendset Communications Group, a leading technology provider to the security, telecommunications, and technology sector.

On February 3, 2021, the Company announced the addition of MediMod to its X1 and XV UAV payload systems. MediMod is an active insulated refrigerated storage module that will have multiple medical uses and advantages, including assisting with the immediate need for rapid deployment of COVID-19 vaccine transportation to remote sites or between medical facilities as part of multiple national campaigns for mass vaccination. The transportation module will be dual-use and can be set for warm or cool state for the transportation of blood, human transplant organs and various vaccines across cities and remote destinations. On February 24, 2021, the Company announced the launch of XV-S, a fixed-wing UAS platform with the added capability of vertical take-off and landing. This capability removes the requirement for a large runway or expensive launch catapult and recovery nets, which are usually required by most fixed-wing drones.

On June 24, 2021, the Company announced that its first X1-H model UAS had been sold and delivered to Aardvark LLP, to perform long range oil pipeline security and environmental operations in remote locations.

On July 13, 2021, the Company announced it closed a contract for the sale and delivery of UAS to the Durrell Wildlife Conservation Trust to perform critical environmental operations in Madagascar. The Durrell Wildlife Conservation Trust will use the Company's drone-based thermal infrared cameras as a new way of monitoring lemurs and identifying any potential poachers.

On September 2, 2021, the Company announced the sale of custom drones to Survey-AR, delivering a drone swarm test capability. The project assessed an autonomous drone swarm system to optimize weather and air quality monitoring in atmospheric boundary layer environments with particular importance in urban and industrial areas. The Company supplied a fleet of UAS to autonomously operate together and formed a 'swarm'.

On October 26, 2021, the Company announced the delivery of several new orders for environmental monitoring and Petrochemical inspection. Environmental monitoring was be carried out with X-Lite series drones, equipped with a winch and collection cup for deep water sampling to study plastic particulates in water and other microbiological impact. The drones were operated by Swiss university, ETH Zürich. The UAS for petrochemical inspection were used in Saudi Arabia for essential ultrasound testing of infrastructure at some of the world's highest volume petrochemical plants which included those owned by Saudi Aramco oil. The petrochemical sale is in collaboration with the Company's partner Tritex NDT UK.

On October 31, 2021, the Company announced that its partner, Aardvark, had placed an order to use PRT XV-L VTOL UAS for long-range security and environmental operations in remote locations.

On October 31, 2021, the Company also announced that it began a digital and marketing awareness campaign with Capital Analytica of Vancouver BC, Media Relations Inc of Burnsville MN and Think Inc Marketing of Huntington Beach CA. The campaign included press initiatives, advertising, publicity services and social media. These marketing and awareness programs include engagements with arm's length parties for an aggregate gross expenditure of CDN$120,000 over a 6-month period and USD $100,000 over a 3-month period. No stock-based compensation was provided.

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On February 25, 2022 the Company received a final balancing payment for an order taken on under Tetra Drones Limited from Quantum Aviation. The balancing payment for this order was £2,361.68, with an additional 20% in VAT, bringing the total to £2,834.02.

On March 9, 2022, the Company received payment for electrical engineering work for a system owned by Red Engineering. The total value for this order was £600.00, with an additional 20% in VAT, bringing the total to £720.00.

On April 12, 2022, the Company received a final balancing payment for an order taken on under Tetra Drones Limited from SkyShows Aerial Limited. The balancing payment for this order was £700.00, with an additional 20% in VAT, bringing the total to £840.00.

On May 13, 2022, the Company received an order to manufacture a testing drone for Aspira Aerial Applications. The total value for this order was £6,095.00, with an additional 20% in VAT, bringing the total to £7,314. Final payment was received on June 1, 2022.

On May 23, 2022, the Company received an order for upgrade work for a fleet of light show drones owned by FlightShows Ltd. The total value for this order was £9,125.00, with an additional 20% in VAT, bringing the total to £10,950.00. Final payment was received on August 16, 2022.

On May 24, 2022, the Company received payment for repair work for systems owned by Quantum Aviation. The total value for this order was £460.00, with an additional 20% in VAT, bringing the total to £552.00.

On July 1, 2022, the Company received an order for supply of drones for light shows from SkyShows Aerial Ltd. The total value for this order was £7,500.00, with an additional 20% in VAT, bringing the total to £9,000.00. Final payment was received on August 16, 2022.

On August 16, 2022, the Company received a follow up order to upgrade a fleet of light show drones from FlightShows Ltd. The total value for this order was £19,086.44, with an additional 20% in VAT, bringing the total to £22,903.73. Final payment was received on November 11, 2022.

On August 17, 2022, the Company received an order to build a large fixed-wing UAS, and perform service and refurbish an existing drone platform for Air Data Systems Ltd. The total value for this order was £93,848.34, with an additional 20% in VAT, bringing the total to £112,618.01. Final payment was received on December 22, 2022.

On September 26, 2022, the Company received an order for supply of drones for light shows from SkyShows Aerial Ltd. The total value for this order was £7,500.00, with an additional 20% in VAT, bringing the total to £9,000.00. Final payment was received on August 16, 2022.

On October 3, 2022, the Company received a follow up from Aspira Aerial Applications. The total value for this order was £9,495.00, with an additional 20% in VAT, bringing the total to £11,394.00. Final payment was received on October 31, 2022.

MiRIAD -Millimeter Remote Imaging from Airborne Drone Updates

MiRIAD is a prototype compact sensor package that is specifically designed for use on UAS. The sensor is being designed to support a variety of functions, from the primary function of detecting assault weapons and person-borne improvised explosive devices, alongside a whole spectrum of other uses, such as detecting breaks in power cables, solar farm efficiencies, structure degradation and external corrosion. The sensor uses completely passive techniques, which means there are no emissions and therefore no regulatory issues.

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MiRIAD uses a unique ultra-lightweight antenna to capture radar images of target subjects within a wide field of view. The captured radar image data, along with high resolution video is then backhauled wirelessly over a high-capacity data link to a central processing center for data analysis. Using algorithm based digital signal processing techniques the radar signature is analyzed and overlaid onto the video imagery to display a real time image of the video capture that includes an indication of any concealed threat item. The technology uses both artificial intelligence and augmented reality techniques to positively identify a threat and its exact location on subjects within its field of view. Multiple MiRIAD equipped UAVs can be supported by a single data processing facility to cover large areas.

MiRIAD's primary intended applications are outdoor public event crowd screening, special police and security service operations, and forward operating base protection. Other planned applications include remote infrastructure inspection and analysis; oil and gas pipeline inspection, and search and rescue (land and sea).

On August 31, 2020, the Company announced that it had produced definitive images of infrastructure corrosion utilizing its prototype MiRIAD Sensor system. This will provide a new and more importantly, low-cost capability for detecting civil and military aircraft fatigue, tanker and naval vessel corrosion, pipeline safety for oil and gas installations and infrastructure/bridge fatigue.  The Company also believes that safe, passive detection will ultimately be applied to medical skin analysis for burns and next generation walk through.

In Q1 2021 the Company updated the design of the MiRIAD sensors with digital signal processors to process the image data received from the sensors.

Due to funding issues from late 2021 until the current year ended November 30, 2022 the MiRIAD sensor development was put on hold. Management believes there is value to complete the product development when funding becomes available.

Wi-Ti Updates

Wi-Ti is a wall or portal mounted sensor system that will detect concealed threat items over an extended coverage area. It is ideal for covertly screening unstructured crowds to widen the security perimeter in public places.

The past four years have seen significant advances in the monitoring of Wi-Fi radio wave analysis. This includes Wi-Fi used to track and trace the movements of people in real time through walls. Similar techniques have used Wi-Fi radio waves to detect subtle changes in breathing and heart rates. The Company's Wi-Ti technology advances that analysis to concealed threat detection. Unlike other emerging screening technologies, Wi-Ti can be used in airport concourse areas, stadiums, and open spaces at stand-off distances. Our unique radar imaging and signal processing technology allows for non-intrusive screening of crowds in real time. Further, with Wi-Ti, there are no radio emissions, so this method of detection can be freely used in any Wi-Fi enabled environment without special license or regulatory approval.

On February 19, 2019, the Company signed a memorandum of understanding with Abicom International, a Qualcomm authorized design partner, to assist in the continued development of the Wi-Ti system and prototype. Abicom International has worked with many prominent security and technology companies, including Bosch Security, Siemens Transportation, QinetiQ, Harris Systems and Northern Light Technologies. Abicom International's status as a Qualcomm design center is an assurance of excellence that is granted to less than eleven companies globally". The partnership between Plymouth Rock and Abicom International is about the drive to continuously expand the realm of possibilities for Wi-Fi based technologies.

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During December 2020, the Company prepared and filed a trademark application for the mark Wi-Ti Class 009 - System for detecting threats, such as concealed weaponry, within a Wi-Fi enabled environment and electronic filing of the same with the USPTO (United States Patent and Trademark Office).

Due to other priorities, the Wi-Ti R&D has been put on hold until funding is available.

Shoe Scanner - SS1 Footwear Imaging Radar Technology

The SS1 is a floor-mounted 3D imaging system that uses harmless millimeter-wave imaging techniques to inspect footwear to determine if it has been altered or is being used to transport concealed items, such as weaponry, substances, compounds or electronic items. The SS1 can be used at security and identification checkpoints to eliminate the need for footwear removal, streamlining the security screening process and reducing bottle necks.

The Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time of 30 persons per minute the Millimeter Wave Shoe Scanner is ideal for airport terminals, prisons/correctional facilities, public events and other high throughput, screening applications.

On March 12, 2019, Manchester Metropolitan University assigned the Millimeter Wave Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter-wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was completed.

On October 29, 2020 the Company received a "Notice of Allowance" by the US Patent and Trademark Office of patent application No. 16/560,480 for the "Method and System for Determining Dielectric Properties of an Object". The invention uses millimeter wave ("MMW") shoe-scanning technologies for fast, contactless screening of passengers' footwear in highly secure environments such as airports, prisons, border points of entry and government buildings On February 16, 2021 the Company was granted US Patent No.: 10,921,428 B1.

On February 22, 2022 Plymouth been awarded a CRADA for its SS1 Shoe Scanner system by the US department of homeland security. A CRADA is a written agreement that facilitates R&D collaboration between one or more federal laboratories and one or more non-federal entities.

Due to other priorities, the Shoe Scanner has been put on hold until funding is available.

Mobile Reconfigurable Distributed Aperture Systems and Methods for Remote Sensing

On February 24, 2022 the Company began the process of applying for a patent. (Application No.: 17174637). This patent application relates to synthetic aperture radars and distributed aperture systems referred to as DAS. These DAS can be mounted on UAS. A DAS or DDAS (Drone Distributed Aperture Systems) may be utilized to create a synthetic aperture for transmission or reception of any or both electromagnetic and acoustic waves by reconfigurable formation of an array of transceivers. For example, a DDAS may include individual transceivers or small arrays of transceivers being mounted onto individual drones.

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The following table shows the Company's expenditures on its Developing Technologies recognized in R&D expenses:

	For the years ended November 30,
Research and Development by Technology	2022 $	2021 $	2020 $
Aerowave	17,138	57,181	1,452
X-1	78,887	484,850	184,634
XV	31,186	129,352	-
Shoe Scanner	35,959	232,501	73,493
CODA	70,095	75,816	2,632
MiRIAD	-	5,306	100,887
Wi-Ti	-	-	22,946
Total	233,265	985,006	386,044

	For the year ended November 30, 2022
Demo Equipment Capitalized	Cost - USD	Cost - GBP	Cost - CAD
	$	£	$
X1 - 1	51,869	9,876	86,057
X1 - 2	21,957	-	29,660
X1 - 3	2,435	-	3,289
X1 - 4	2,435	-	3,289
X1 - 5	2,435	-	3,289
X1 - 6	2,435	-	3,289
XV	26,068	48,675	114,032
Impairment of demo equipment	(109,634)	(58,551)	(236,677)
Foreign currency translation adjustment	-	-	(6,228)
Total	-	-	-

The R&D expenses incurred for the X1/XV and shoe-scanner were primarily design and process documentation related. The CODA expenses were related to testing of prototypes and software discovery and upgrades. Tetra expense was for the transfer of "know-how" of the Tetra products and the MiRIAD expense was for NDT (Non-Destructive Testing) of various infrastructure for structural integrity. The Company determined that the demo equipment is unable to generate economic benefit as at November 30, 2022. Hense an impairment loss of $236,667.

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RESULTS OF OPERATIONS

The following table provides a brief summary of the Company's financial operations for the last three fiscal years. This information has been presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar. For more detailed information, please refer to the November 30, 2022, 2021 and 2020 audited financial statements.

	Year Ended November 30, 2022	Year Ended November 30, 2021	Year Ended November 30, 2020
Revenues	$ 607,359	$ 184,396	$ 70,931
Interest income	-	-	193
Net loss for the year	(2,667,798)	(4,974,834)	(2,924,236)
Basic and diluted loss per share	(0.05)	(0.09)	(0.08)
Total assets	148,201	1,549,139	261,385
Total long term liabilities	9,394	69,670	90,735
Cash dividends	-	-	-

Years ended November 30, 2022 and 2021

During the year ended November 30, 2022, the Company had a comprehensive loss of $2,739,060 compared to a comprehensive loss of $4,944,231 for the year ended November 30, 2021. The decrease in comprehensive losses were primarily driven by the following:

  Sales during the year ended November 30, 2022 amounted to $607,359 (November 30, 2021 - $184,396) with gross profit of $416,184 (November 30, 2021 - $81,287) resulting in a gross margin of 69% (November 30, 2021 - 44%). The Company's sales for the year include waveguide components and sale of services for drone builds. The increase in gross margin resulted from lower cost of sales relating to improving product yields by creating new process control documentation and by the higher gross margins of the newly acquired subsidiary stemming from efficient processes and economies of scale.
  Accounting and audit fees of $223,247 (November 30, 2021 - $80,162). The amount increased in the current period due to the additional fees to auditors and accountants for the 2021year end financial audit which spilled over through the first two quarters of the year due to complexities brought about by the set-up of a new company and the acquisition of a new subsidiary as well as additional accounting fees for the UK subsidiary.
  Amortization in the amount of $286,743 (November 30, 2021 - $143,783) pertains mostly to amortization of customer relationships acquired from Tetra Drones, equipment and right-of-use asset due to the recognition of the Company's leased premises in accordance with IFRS 16.
  Selling expenses of $177,428 (November 30, 2021 - $709,010) decreased due to timing of various business development initiatives. In the current and prior period, the main selling expenditures were on native ad campaigns.
  Consulting fees of $143,539 (November 30, 2021 - $456,296) decreased during the period due to transition of a previous officer who now acts as a consultant for the Company. (See Directors)
  Consulting fees related to research and development of $182,774 (November 30, 2021 - $930,269) decreased mainly due to general administrative this year.
  General office expenses of $153,403 (November 30, 2021 - $205,710) were slightly lower as a result of fewer activities during the third and fourth quarter of this year.
  Legal fees of $77,011 (November 30, 2021 - $191,686) decreased as in previous period due to the decline in legal fees relating to the acquisition of Tetra Drones, the absence of the set-up fees for the new subsidiary in the UK partially offset by fees relating to the MCTO and other legal consultations.
  Management fees of $311,535 (November 30, 2021 - $118,000) increased due to management changes during the year. (See Transactions with Related Parties)
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  Rent of $47,317 (November 30, 2021 - $42,822) is slightly higher due to the additional rent brought by the acquisition of Tetra Drones in the previous year.
  Stock-based compensation of $Nil (November 30, 2021 - $1,144,342) refers to the portion of the value of the stock options granted by the Company which are expensed during the period (See Capital Stock). No stock options were granted during the year.
  Transfer agent and filing fees of $59,385 (November 30, 2021 - $82,825) decreased since there were no issuance of shares, closing of a private placement and related compliance which were done in the same period last year.
  Wages, salaries and benefits of $985,916 (November 30, 2021 - $817,858) is higher because of expansion of company business overall and acquisition of UK subsidiaries.
  Foreign currency translation loss of $71,262 (November 30, 2021 - gain of $30,603) recognized in other comprehensive income is the result of translating assets, liabilities and equity of the Company's US and UK entity to Canadian dollars for consolidated financial reporting purposes. The increase in loss was due to unfavorable foreign exchange movements during the year.

Fourth quarter ended November 30, 2022 and 2021

During the quarter ended November 30, 2022, the Company had a comprehensive loss of $711,875 compared to a comprehensive loss of $1,674,429 for the quarter ended November 30, 2021. The decrease in comprehensive losses were primarily driven by the following:

  Sales during the quarter ended November 30, 2022 amounted to $53,819 (November 30, 2021 - $65,372) with gross profit of $42,324 (November 30, 2021 - $36,695) resulting in a gross margin of 79% (November 30, 2021 - 56%). The Company's sales for the quarter include waveguide components and sale of services for drone builds which yielded higher margins.
  Accounting and audit fees of $ 22,653 (November 30, 2021 - $10,149). The amount increased in the current period due to the timing of fees of auditors and accountants.
  Business development expenses of $81,337 (November 30, 2021 - $375,014) decreased due to timing of various business development initiatives. In the current and prior period, the main business development expenditures were on native ad campaigns.
  Consulting fees of $(143,462) (November 30, 2021 - $199,829) decreased during the period due to the reversal of prior period consulting fee accruals in connection with canceled agreements.
  Legal fees of $8,430 (November 30, 2021 - $38,906) decreased as in previous period due to the absence of legal fees relating to the acquisition of Tetra Drones, the absence of the set-up fees for the new subsidiary in the UK partially offset by fees relating to the MCTO and other legal consultations.
  Management fees of $78,847 (November 30, 2021 - $36,250) increased due certain research and development consulting fees being reallocated to management fees during the period.
  Research and development of $(67,229) (November 30, 2021 - $326,529) decreased mainly due to lower expenditures on X-1 technology this year and the funding issues faced by the Company during the start of the year and a reclassification of certain research and development consulting fees to management fees during the quarter.
  Stock-based compensation of $Nil (November 30, 2021 - $215,134) decreased due to no stock options granted during the first two quarters of this year (See Capital Stock).
  Transfer agent and filing fees of $9,017 (November 30, 2021 - $24,030) decreased is significantly as there were not much transactions related to issuance of shares during the period.
  Wages, salaries and benefits of $232,072 (November 30, 2021 - $308,037) is lower due to a decrease in operating activities during the quarter ended November 30, 2022.
  Foreign currency translation loss of $50,430 (November 30, 2021 gain - $38,936) recognized in other comprehensive income is the result of translating assets, liabilities and equity of the Company's US and UK entity to Canadian dollars for consolidated financial reporting purposes. The reversal of gain to a loss this period was due to unfavorable foreign exchange movements.
12

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial data in respect of the last eight quarters of the Company. The data is derived from the financial statements of the Company prepared in accordance with IFRS.

	Qtr4 November 30, 2022	Qtr3 August 31, 2022	Qtr2 May 31, 2022	Qtr1 February 28, 2022
Total Revenues, including interest income	$ 53,819	$ 56,878	$ 332,414	$ 164,248
Net loss	(661,445)	(778,398)	(479,969)	(747,986)
Basic and diluted loss per common share	(0.05)	(0.03)	(0.01)	(0.01)

	Qtr 4 November 30, 2021	Qtr 3 August 31, 2021	Qtr2 May 31, 2021	Qtr1 February 29, 2021
Total Revenues, including interest income	$ 65,372	$ 96,484	$ 2,942	$ 19,598
Net loss	(1,713,364)	(887,777)	(1,086,008)	(1,287,685)
Basic and diluted loss per common share	(0.07)	(0.01)	(0.02)	(0.03)

The lower net loss in quarter ended November 30, 2022, compared with the third quarter of the year was primarily due to the decreased revenue and gross profit, lower G&A and R&D expenses and impairments of intangible assets and demo equipment which was offset against a gain on debt forgiveness in the current quarter. The net loss is higher in the quarters ended 2021 compared with the 2022 quarters was primarily due to increase in research and development and share-based compensation as well as the ramp up of operations in 2021 following the easing of restrictions brought about by the pandemic.

LIQUIDITY AND CAPITAL RESOURCES

The Company's approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due and have sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing. The Company anticipates that it will require significant funds from either equity or debt financing for the development of its technologies and to support general administrative expenses.

As at November 30, 2022, the Company had $62,202 in current assets (November 30, 2021 - $632,538) and $2,087,875 in current liabilities (November 30, 2021 - $706,666) for a working capital deficit of $2,025,673 compared to a working updated deficit of $74,128 as at November 30, 2021. The increase in working capital deficit is mostly driven by the operating cash outflows and the increase in accounts payable and amounts due to related parties.

As at November 30, 2022, the Company had a share capital balance of $11,851,771 (November 30, 2021 - $11,834,582) and an accumulated deficit of $16,535,760 (November 30, 2021 - $13,867,962).  The increase in share capital is only due to the shares issued for consulting services during the quarter.

Financing of operations has been achieved solely by loans and equity financing. However, the Company expects to generate profitable revenue in the coming years with adequate investment to support adding experienced manufacturing personnel and capital equipment. Currently the Company is primarily reliant upon the sale of equity securities, loans and some product sales in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis.  The Company's ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing.
The Company expects to generate similar losses quarter over quarter for the next fiscal year in relation to the Company's development, administration and promotion of its technologies.  As of report date, management anticipates that the funds raised to date will be sufficient to sustain operations and the development of the Companies technologies for the next fiscal year.

13

Detailed discussions related to the Company's cash flows during the year ended November 30, 2022

Cash balances decreased by a total of $343,724 during the year ended November 30, 2022 (November 30, 2021 - increased by $311,997).  In the previous period, the cash increased due to the issuance of shares through private placement and shares issued in relation to warrants exercised and options exercised. This year, the decline in cash balance resulted mainly from operating expenditures (see Results of Operations).

During the year ended November 30, 2022, cash used in operating activities was $414,023 compared to cash used in operating activities of $3,144,102 during the year ended November 30, 2021. The decrease in cash used came mostly from a lower loss in 2022 resulting from lower business development expenditures, offset by debt forgiveness, and an increase in accounts payable and due to related party balance.

Cash used in investing activities during the year ended November 30, 2022, was $Nil (November 30, 2021 - $573,343). There wasn't a business acquisition in 2022 nor was there any additional equipment purchased during the period.

Cash used in financing activities during the year ended November 30, 2022, was $70,299 compared to cash provided by financing activities of $4,326,442 during the year ended November 30, 2021. The decrease was primarily due to the absence of private placement completed during the current year in addition to option and warrant exercises which were present last year. This was reduced by lease payments and increased from some loan received during the year.

The effect of foreign exchange rates on cash during the year ended November 30, 2022 amounted to a gain of $18,195 (November 30, 2021 loss - $38,336).

PROPOSED TRANSACTIONS

On February 22, 2023, the Company announced a non-brokered private placement financing of up to 30,000,000 units (the "Units") of securities at a price of $0.05 per Unit for aggregate gross proceeds of up to $1,500,000.  Each Unit will be comprised of one common share and one full transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three years from closing of the private placement. On March 30, 2023, the Company completed the first tranche of the private placement by issuing 7,200,000 units for gross proceeds of $360,000.

OFF-BALANCE SHEET ARRANGEMENTS

To the best of Management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

CONTRACTUAL COMMITMENTS

The Company entered into lease agreement with arm's length party on September 9, 2021. The term commenced on May 1, 2021 and will set to expire on April 30, 2024 and with annual lease fee of £12,000 or £1,000 per month with interest of 4% per annum above Barclays Bank PLC base rate in case of default.  Further, on the same date, the Company entered into separate agreement with the same arm's length party for drone flying permission over the land without restriction in exchange of £1,500 annual fee the term commenced on May 1, 2021 and end on April 30, 2024 as well.

In November 2018, PRT USA entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commenced December 1, 2018 and ended on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term are: US$3,188 per month from December 1, 2021 to November 30, 2022; and US$3,284 per month from December 1, 2022 to November 30, 2023.

14

The Company has certain commitments related to key management compensation for $35,875 per month with no specific expiry of terms (see Transactions with Related Parties).

On February 4, 2023, the Company received a disputed claim from former consultant on the unpaid fees for the month of November 2022, December 2022 and January 2023 with an aggregate liability of $30,000. As of the reporting date, the Company is still waiting for the court order and plans to take a legal course of action as well.  Management cannot determine the outcome as of the date of this report.

On April 1, 2020 the Company entered into an agreement with a Director of the Company to provide consulting services. In line with this, the Company shall pay $250,000 annually either through cash in 12 monthly installments at the end of each calendar month or through the issuance of 1,000,000 common shares of the Company in four equal quarterly installments, in arrears. (see Transactions with Related Parties)

TRANSACTIONS WITH RELATED PARTIES

The amounts due to related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and due on demand. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2022, $705,672 (November 30, 2021 - $52,728) was due to directors and officers of the Company:

	November 30, 2022	November 30, 2021
Company controlled by CFO	$67,540	-
Company controlled by Company secretary	-	10,500
CEO of the company	250,179	561
Director	387,953	41,667
	$705,672	$52,728

As at November 30, 2022, $Nil (November 30, 2021- $5,513) prepayment to directors and officers of the Company:

	November 30, 2022	November 30, 2021
Company controlled by the Corporate Secretary	$-	$5,513
	$-	$5,513

15

During the years ended November 30, 2022, 2021 and 2020, the Company entered into the following transactions with related parties:

	November 30, 2022	November 30, 2021	November 30, 2020
Management fees	$311,535	$118,000	$114,125
Consulting fees	135,000	307,734	166,667
Accounting fees	-	36,202	22,852
Rent	-	5,000	20,000
Stock-based compensation	-	410,132	271,993
Salaries and benefits to CEO	330,337	313,626	133,387
	$776,872	$1,190,694	$729,024

Management fees consisted of the following:

	November 30, 2022	November 30, 2021	November 30, 2020
Company controlled by CEO- Carl Cagliarini	$243,387	$63,000	$55,125
Company controlled by Former CFO- Zara Kanji	-	55,000	59,000
Company controlled by the CFO- Susan Gardner	68,148	-	-
	$311,535	$118,000	$114,125

Consulting fees consisted of the following:

	November 30, 2022	November 30, 2021	November 30, 2020
Director - Douglas Smith	$-	$307,734	$166,667
Director - Philip Lancaster	75,000	-	-
Company controlled by Former Corporate Secretary- Vivian Katsuris	60,000	-	-
	$135,000	$307,734	$166,667

During the year ended November 30, 2022, the Company granted Nil (November 30, 2021 - 1,725,000) options to the CEO, CFO, the Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the year ended November 30, 2022 is as follows:

	November 30, 2022		November 30, 2021
	Number of options held	Expense for the period (vested)	Number of options held	Expense for the period (vested)
Dana Wheeler, CEO	600,000	$-	600,000	$133,276
Zara Kanji, Former CFO	150,000	-	150,000	33,319
Vivian Katsuris, Former Corporate Secretary	150,000	-	150,000	33,319
Angelos Kostopoulos, Director	150,000	-	150,000	479
Tim Crowhurst, Director	-	-	75,000	10,204
Douglas Smith, Director and Chairman	300,000	-	300,000	1,536
Dr. Khalid Al-Ali, Director	150,000	-	150,000	99,000
Thomas Nash, Director	150,000	-	150,000	99,000
	1,650,000	$-	1,725,000	$410,132

As at November 30, 2022, 75,000 stock options granted to Tim Crowhurst were cancelled unexercised.

16

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

All significant accounting policies and critical accounting estimates are fully disclosed in Note 2 of the Financial Statements for the year ended November 30, 2022 that are available on SEDAR at www.sedar.com.

FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the periods ended November 30, 2022, and November 30, 2021, the fair value of the cash, accounts receivable, accounts payable, and due to and from related parties approximate the book value due to the short term nature.

The Company is exposed to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures.  The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due.  The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash.  As at November 30, 2022, the Company has cash balance of $13,127 (November 30, 2021 - $ 375,046) to settle current liabilities of $2,087,875 (November 30, 2021 - $706,666).  The Company's future financial success will be dependent upon the ability to monetize its technologies or obtain necessary financing to meet its contractual obligations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss to a counterparty to a financial instrument when it fails to meet its contractual obligations.  The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

17

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the year by approximately $81,052 (2021 - $1,200 and 2020 - $7,085).

CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at November 30, 2022 and report date, the following table summarizes the outstanding share capital, stock options, and share purchase warrants of the Company:

	As at
	November 30, 2022	Report Date
Common shares	59,317,461	59,317,461
Stock Options	4,025,000	1,775,000
Share Purchase Warrants	9,430,160	9,430,160

Subsequent to the year ended November 30, 2022

On February 22, 2023, the Company announced a non-brokered private placement financing of up to 30,000,000 units (the "Units") of securities at a price of $0.05 per Unit for aggregate gross proceeds of up to $1,500,000.  Each Unit will be comprised of one common share and one  full transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three years from closing of the private placement. On March 30, 2023, the Company completed the first tranche of the private placement by issuing 7,200,000 units for gross proceeds of $360,000.

On March 3, 2022, 2,100,000 stock options issued to directors, officers, employees, and consultants were surrendered and cancelled. Further, On March 16, 2023, another 150,000 share options issued to director was surrendered and cancelled.

During the year ended November 30, 2022:

On December 31, 2021, the Company issued 78,125 common shares were issued as compensation for consulting fees to a director valued at a total of $17,189.

125,000 stock options with exercise price of $0.50 were cancelled.

75,000 stock options with exercise price of $0.50 expired unexercised.

561,081 warrants with exercise price of $0.20 expired unexercised.

During the year ended November 30, 2021:

During the year ended November 30, 2021, the Company issued 425,000 common shares for gross proceeds of $222,500 from the exercise of 425,000 stock options at $0.50 to $0.60 per share..

During the year ended November 30, 2021, the Company issued 6,129,572 common shares for gross proceeds of $1,332,727 from the exercise of 6,129,572 share purchase warrants at $0.20 to $0.50 per share.

18

During the year ended November 30, 2021, the Company issued 656,250 common shares were issued as compensation for consulting fees to a director (Note 8) valued at a total of $307,734.

On August 9, 2021, the Company issued 5,750,000 Units at $0.40 per unit for proceeds of $2,300,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.50 for five years. The Company paid cash of $63,700, issued 166,250 finders' Units with a fair value of $66,500 and 325,750 broker warrants as finder's fees. Each finders' Unit comprised of one common share and one full non-transferable common share purchase warrant, with exercise price of $0.50 per share for five years. The broker warrants are exercisable at $0.50 per share for five years.

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years. The Company paid cash of $10,480, issued 170,000 finders' Units with a fair value of $34,000 and 222,400 broker warrants as finder's fees . Each finder's Unit comprised of one common share and one full non-transferable common share purchase warrant with exercise price of $0.25 per share for five years. The broker warrants are exercisable at $0.25 per share for five years.

During the year ended November 30, 2020

On September 30, 2020, the Company issued an aggregate of 1,335,165 units at a price of CDN$0.30 per unit for gross proceeds of $400,550. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $40,055.

On September 30, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a director valued at a total of $62,500.

On September 30, 2020, the Company issued 50,000 units at a fair value of $22,811 pursuant to the binding agreement with Aerowave Corporation. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $1,500.

On August 21, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a Director valued at a total of $62,500.

On August 13, 2020, the Company issued 483,334 common shares pursuant to the exercise of 483,334 share purchase warrants at $0.20 per share.

On July 3, 2020, the Company issued 500,000 common shares pursuant to the exercise of 500,000 share purchase warrants at $0.20 per share.

On May 15, 2020, the Company issued an aggregate of 3,718,831 units at a price of CDN$0.15 per unit for gross proceeds of $557,825 Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of CDN $0.20 per share until May 15, 2022.

On April 24, 2020, the Company issued an aggregate of 3,128,334 units at a price of CDN $0.15 per unit for gross proceeds of $469,250.10. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of CDN $0.20 per share until April 24, 2022.

19

In connection with the April 24, 2020 and May 15, 2020 private placements, the Company paid $38,238 in share issuance costs.

On February 4, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 CAD per Unit for aggregate gross proceeds of up to $4,000,000 CAD (the "Offering").. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement.

Stock Options

Stock-based compensation recognized in profit or loss for the year ended November 30, 2022 amounted to $Nil (November 30, 2021 - $1,144,342).

During the year ended November 30, 2022, 125,000 stock options with exercise price of $0.50 were cancelled.

During the year ended November 30, 2022, 75,000 stock options with exercise price of $0.50 expired unexercised.

During the year ended November  30, 2021, 100,000 options were exercised at $0.60 per share and 325,000 options were exercised at $0.50 per share.

On June 10, 2021, the Company granted 150,000 incentive stock options to a consultant, options vested on grant date and with an exercise price of $0.50 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.485, volatility 100%, risk-free rate 0.82%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $53,682 and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees, options vested on grant date and with an exercise price of $0.75 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.75, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was estimated to be $1,022,995 and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

Stock option transactions and the number of stock options outstanding as at November 30, 2022, November 30, 2021 and November 30, 2020 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2020	2,950,000	$0.58
Granted	1,700,000	0.75
Exercised	(425,000)	0.50
Balance, November 30, 2021	4,225,000	0.64
Expired	(75,000)	0.50
Cancelled	(125,000)	0.50
Balance, November 30, 2022	4,025,000	$0.66

20

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
January 15, 2024	0.60	2,050,000	2,050,000	0.57	0.31
March 20, 2024	0.60	150,000	150,000	0.06	0.02
November 28, 2024	0.50	125,000	125,000	0.07	0.02
January 21, 2026	0.75	1,550,000	1,550,000	1.21	0.29
June 10, 2026	0.50	150,000	150,000	0.13	0.02
		4,025,000	4,025,000	2.03	0.66

Share Purchase Warrants

During the year ended November 30, 2022, 561,081 warrants with exercise price of $0.20 expired unexercised.

On August 9, 2021, the Company granted 5,750,000 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026.

On August 9, 2021, the Company also granted 492,000 warrants to finders in connection with the Private Placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.35, volatility 100%, risk-free rate 0.88%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $119,425.

On January 29, 2021, the Company granted 3,350,000 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.25 per share until January 29, 2026. During the year ended November 30, 2021, 30,000 warrants were exercised at $0.25 per share.

On January 29, 2021, the Company also granted 222,400 warrants to finders in connection with the Private Placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026. During the year ended November 30, 2021, 4,240 warrants were exercised at $0.25 per share. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.52, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $95,395.

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2022, November 30, 2021 and November 30, 2020 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2020	6,306,414	$0.23
Warrants granted	9,814,400	0.08
Warrants exercised	(6,129,573)	0.01
Balance, November 30, 2021	9,991,241	$0.41
Warrants expired	(561,081)	0.20
Balance, November 30, 2022	9,430,160	$0.42

21

Expiry Date	Exercise Price	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$			$
January 29, 2026	0.25	3,188,160	1.07	0.08
August 9, 2026	0.50	6,242,000	2.10	0.33
		9,430,161	3.17	0.41

RISKS RELATED TO OUR BUSINESS

The Company believes that the following risks and uncertainties may materially affect its success.

Limited Operating History

The Company has only started generating revenues in the prior year.  The Company was incorporated on October 17, 2011 and has yet to generate a profit from its activities.  The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective.  The Company anticipates that it may take several years to achieve positive cash flow from operations.

Substantial Capital Requirements and Liquidity

Substantial additional funds for the establishment of the Company's current and planned operations will be required.  No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. Revenues, taxes, transportation costs, capital expenditures, operating expenses and development costs are all factors which will have an impact on the amount of additional capital that may be required.  To meet such funding requirements, the Company may be required to undertake additional equity financing, which would be dilutive to shareholders.  Debt financing, if available, may also involve restrictions on financing and operating activities.  There is no assurance that additional financing will be available on terms acceptable to the Company or at all.  If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion and pursue only those development plans that can be funded through cash flows generated from its existing operations.

Regulatory Requirements

The current or future operations of the Company require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, site safety and other matters. There can be no assurance that all permits which the Company may require for the facilities and conduct of operations will be obtainable on reasonable terms or that such laws and regulation would not have an adverse effect on any development project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in operations may be required to compensate those suffering losses or damages and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws, regulation and permits governing operations and activities of companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or development costs or require abandonment or delays in the development of new projects.

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Financing Risks and Dilution to Shareholders

The Company will have limited financial resources, no operations and hardly have revenues. There can be no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be available on favorable terms or at all.  It is likely such additional capital will be raised through the issuance of additional equity, which will result in dilution to the Company's shareholders.

Competition

There is competition within the security screening and threat detection market. The Company will compete with other companies, many of which have greater financial, technical and other resources than the Company, as well as for the recruitment and retention of qualified employees and other personnel.

Intellectual Property

The Company has developed security screening technologies that are adequate to counter various threats. The Company may be unable to prevent competitors from independently developing or selling products similar to or duplicate of the Company, and there can be no assurance that the resources invested by the Company to protect the Intellectual Property will be sufficient. The Company may be unable to secure or retain ownership or rights. In addition, the Company may be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If the Company is found to infringe any third-party rights, it could be required to pay substantial damages, or it could be enjoined from offering some of products and services. Also, there can be no assurances that the Company will be able to obtain or renew from third parties the licenses it needs in the future, and there is no assurance that such licenses can be obtained on reasonable terms.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel.  The loss of the services of these persons may have a material adverse effect on the Company's business and prospects.  The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business.  Failure to do so could have a material adverse effect on the Company and its prospects.

Governmental Regulations and Processing Licenses and Permits

The activities of the Company are subject to various government approvals, various laws governing prospecting, development, land resumptions, production taxes, labor standards and occupational health, toxic substances and other matters.  Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company. Further, the licenses and permits issued in respect of its projects may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses.

Conflicts of Interest

Certain of the directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The British Columbia Business Corporations Act ("BCBCA") provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

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Litigation

The Company and/or its directors may be subject to a variety of civil or other legal proceedings, with or without merit.

Public Health Crisis

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. This will impact demand for the Company's products and services and its ability to continue developing and testing their technologies in the near term and will impact the Company's supply chains. It may also impact expected credit losses on the Company's receivables. The duration and impact of the COVID-19 outbreak is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, in future periods. The management is closely evaluating the impact of COVID-19 on the Company's business.

As certain of the Company's officers have other outside business activities and, thus, may not be in a position to devote all of their professional time to the Company, the Company's operations may be sporadic, which may result in periodic interruptions or suspensions.

FORWARD-LOOKING STATEMENTS

This MD&A may include certain "forward-looking statements" within the meaning of applicable securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategies competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", ''intend'', "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks that actual results of current exploration activities will differ, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious and/or base metals prices and other factors, as outlined in the Company's preliminary long form prospectus filed on SEDAR. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company's objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

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The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

DIRECTORS

Certain directors of the Company are also directors, officers and/or shareholders of other companies that may be engaged in the similar business of developing technologies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required to act in good faith with a view to the best interests of the Company and to disclose any interest they may have in any project opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his/her interest and abstain from voting in the matter(s). In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

On November 22, 2021, Zara Kanji resigned as the Chief Financial Officer and was replaced in the interim by Vivian Katsuris, PRT's Corporate Secretary.

On January 13, 2022, the company appointed Susan Gardner as the company's CFO.

On January 13, 2022, Tim Crowhurst resigned as a Director of the Company.

On March 22, 2022, Vivian Katsuris resigned as the Corporate Secretary of the Company.

On June 9, 2022, the Company appointed Philip Lancaster to its Board of Directors. On February 3, 2023, the Company appointed Philip Lancaster as President and Corporate Secretary, replacing Dana Wheeler as President.

On February 3, 2023, the Company appointed Carl Cagliarini as interim CEO, replacing Dana Wheeler. Dana Wheeler remains on its Board of Directors.

As at the date of this MD&A, the Current Directors and Officers of the Company are as follows:

Carl Cagliarini, Interim CEO

Philip Lancaster, President and Director

Susan Gardner, CFO

Dana Wheeler, Director

Angelos Kostopoulos, Director

Thomas Nash, Director

Douglas Smith, Director and Chairman

Dr. Khalid M. Al-Ali, Director

OUTLOOK

The Company's objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. To proceed with this strategy, additional financings may be required during the current fiscal year.

The company is currently at the inflection point of moving from design/development of prototypes to Low-Rate-Initial-Production (LRIP). Commercializing the products is a major step in the companies' strategic growth. With the pandemic being on the downturn, this will allow the company to spend appreciably more of its resources to meet with customers directly and start to attend trade shows in person. The marketing spend will also increase to accommodate this growth and sales strategy.

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The company believes that an increase in revenue will occur in the next 6-12 months due to the forecasted sales pipeline and successful demonstration of the various products.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

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